Pricing Supplement No. 1
Filing under Rule 424(b)(3) with respect to
Dated October 15, 1997, as                Registration Statement No. 333-00745
amended as of February 18, 1998

(To Prospectus dated February 23, 1996 and
Prospectus Supplement dated February 28, 1996)

                                $500,000,000

                            GENERAL MILLS, INC.

                        MEDIUM-TERM NOTES, SERIES E

                                $100,000,000

                      REset Put Securities ("REPS Service Mark")*

                      Principal Amount:    US $100,000,000
                           Issue Price:    100%
                   Original Issue Date:    October 15, 1997
                         Interest Rate:    1 month LIBOR minus 58 basis
                                           points, reset on the fifteenth day
                                           of each month and compounded at 1
                                           month LIBOR minus 58 basis points
                                           and paid quarterly on an Actual/360
                                           day basis, subject to the Modified
                                           Following Business Day Convention
                                           and subject to reset as described
                                           under "Additional Terms - Reset of
                                           Interest Rate for Fixed Rate
                                           Periods"
 Redeemable by the Company on or after:    See "Additional Terms - Reset of
                                           Interest Rate for Fixed Rate
                                           Periods"
       Callable by Morgan Stanley & Co.
                 International Limited:    See "Additional Terms - Call
                                           Option"
Repayable at the Option of the Holder on:  See "Additional Terms - Put Option"
                     Extension Periods:    N/A
                        Final Maturity:    October 15, 2022
Repurchase Price (for Original Discount Notes): N/A
              Type of Note (Check One):
                        Book-Entry Note       X
                      Certificated Note
                           Underwriter:    Morgan Stanley & Co. Incorporated
                              Discount:    0.50%
                     Calculation Agent:    Morgan Stanley & Co. Incorporated

     "N/A" as used herein means "Not Applicable." "A/S" as used herein means "as stated in the Prospectus Supplement referred to above."

     As of the date of this Pricing Supplement, the aggregate initial public offering price (or its equivalent in other currencies) of the Debt Securities (as defined in the Prospectus) which have been sold (including the Notes to which this Pricing Supplement relates) is $100,000,000.

*    REPS is a service mark of Morgan Stanley, Dean Witter, Discover & Co.

                              ADDITIONAL TERMS

     The Notes are described in the Prospectus and the Prospectus Supplement for the Medium-Term Notes, Series E referenced above, and reference is made thereto for a detailed summary of additional provisions of the Notes. The description of the particular terms of the Notes set forth in this Pricing Supplement supplements, and to the extent inconsistent therewith replaces, the description of the terms and provisions of the "Debt Securities" in the Prospectus and the "Notes" in the Prospectus Supplement. Capitalized terms used but undefined herein shall have the meanings given such terms in such Prospectus and Prospectus Supplement.

INTEREST RATES

     During the period commencing with the Original Issue Date to but excluding October 15, 2002, the Notes outstanding will bear interest at a rate of 1 month LIBOR less 58 basis points per annum, reset on the fifteenth day of each month subject to the Modified Following Business Day Convention, as defined in the 1991 ISDA Definitions published by the International Swaps and Derivatives Association, Inc. and compounded monthly at 1 month LIBOR less 58 basis points and paid quarterly on January 15, April 15, July 15 and October 15 of each year on an Actual/360 day count basis subject to the Modified Following Business Day Convention. The initial interest rate setting for the period beginning October 15, 1997 is 5.045%.

     The Callholder (as defined below) has the right to purchase all the Notes from the Holders of the Notes on October 15, 2002 with fifteen calendar days' notice, and then every two years thereafter (see "Call Option" as defined below). If the Callholder has not given the Call Notice (as defined below), then each Holder has the right to require the Company to repurchase all of the Notes held by such Holder on October 15, 2002 with 10 calendar days notice and then every two years thereafter (see "Put Option" as defined below). If the Callholder exercises its call or if any Holder has not given the Put Notice (as defined below), then during the period from and including October 15, 2002 and then every 2 years thereafter to but excluding October 15, 2022, the Notes will be reset and bear interest at a fixed rate calculated as described below (see "Reset of Interest Rate for Fixed Rate Periods" below).

CALL OPTION

     The Callholder is Morgan Stanley & Co. International Limited. The Callholder has the right to repurchase all of the Notes in whole on October 15, 2002, and each second October 15 thereafter (biennially) until and including October 15, 2020 (each, a "Call Date"), at a price equal to 100% of the principal amount thereof, plus accrued but unpaid interest to but excluding such Call Date (the "Call Redemption Price") by giving notice telephonically followed by written notice (the "Call Notice") thereof to the Holders of the Notes or to the Final Dealer (as defined below). In the event the Call Notice is timely given, the Holders of the Notes shall sell the Notes to the Callholder at the Call Redemption Price. Such Call
Notice shall be given no later than 10:00 am (New York time) fifteen calendar days prior to the Call Date.

PUT OPTION

     If the Call Notice has not been timely given, then each Holder has the right to require the Company to repurchase any or all of the Notes of such Holder on October 15, 2002 and each second October 15 thereafter (biennially) until and including October 15, 2020 (each, a "Put Date") at a purchase price equal to 100% of the principal amount thereof, plus accrued but unpaid interest to but excluding such Put Date (the "Put Redemption Price"), by delivering written notice thereof to the Company (the "Put Notice"). Such Put Notice shall be given no later than 10:00 a.m. (New York time) ten calendar days prior to such Put Date. In the event the Put Notice is timely given, the Company shall repurchase the Notes at the Redemption Price on the applicable Put Date.

RESET OF INTEREST RATE FOR FIXED RATE PERIODS

     If the Callholder has called the Notes as set forth under "Call Option" above or if the Holders of the Notes have not delivered the Put Notice to the Company in accordance with the terms set forth under "Put Option" above, the Company and the Calculation Agent, on ten calendar days prior to the Put Date, shall undertake the following actions to calculate the fixed rate of interest to be paid on the Notes from and including such Put Date to but excluding the next Put Date (or, if there are no more Put Dates, to but excluding Final Maturity), (each such two year period, a "Fixed Rate Period"). All references to specific hours are references to prevailing New York time. Each notice shall be given telephonically and shall be confirmed as soon as possible by facsimile to each of the Calculation Agent and the Company. The times set forth below are guidelines for action by the Company and the Calculation Agent, and each shall use its best efforts to adhere to such times. The Company shall use reasonable efforts to cause the Reference Dealers to take all actions contemplated below in as timely a manner as possible.

      (a) At 11:00 a.m., the Company shall provide to the Calculation Agent the names of three financial institutions including the Calculation Agent that deal in the Company's debt securities and have agreed to participate as Reference Dealers in accordance with the terms set forth below (the "Reference Dealers"), including acknowledging in writing the Call Option of the Callholder.
           For each Reference Dealer, the Company will provide the name of and telephone and facsimile numbers for one individual who will represent such Reference Dealer.

      (b)  At 12:00 p.m. the Calculation Agent shall:

           (i) provide to the Company the approximate 2-year U.S. Treasury bond yield determined by the Calculation Agent at or about such time (the "Designated Treasury Yield") based on the then current 2-year U.S. Treasury bond (the "Designated Treasury Bond"); and

           (ii)calculate and provide to the Reference Dealers an approximate price of the Notes which shall equal par plus the "Premium." The Premium shall be calculated by taking the Treasury Rate Difference applied over 4 semi-annual periods from the beginning of the applicable Fixed Rate Period to the next Put Date (or, if there are no more Put Dates, to Final Maturity), discounted at the Discount Rate divided by two where:

               "Treasury Rate Difference" means the difference between 5.80% (the "Initial Treasury Yield") minus the Designated Treasury Yield; and

               "Discount Rate" means the Designated Treasury Yield.

      (c) The Calculation Agent immediately thereafter shall contact each of the Reference Dealers and request that each Reference Dealer provide to the Calculation Agent the following firm bid (which bid shall remain firm for 30 minutes):

           (i) a firm bid (on an all-in basis), expressed as a spread (a "Spread") to the Designated Treasury Bond (using for such purposes, the Designated Treasury Yield), at which time such Reference Dealer would purchase $100,000,000 of Notes which is callable every 2 years by the Callholder and, if not called, puttable every 2 years at the option of the Holder of the Notes and is offered at a price equal to par plus the Premium for settlement on the Put Date.

      (d) At 12:30 p.m., the following shall occur following receipt of the bids requested in paragraph (c) above:

           (i) the Calculation Agent shall determine the final Designated Treasury Yield and calculate and provide to the Reference Dealers the final price of the Notes, which shall equal par plus the Premium (the "Final Price");

           (ii)the Reference Dealer providing the lowest all-in Spread to the final Designated Treasury Yield (the "Note Yield") shall be deemed the "Final Dealer"; provided that the Calculation Agent has the right to match the lowest all-in Spread and would thereby become the Final Dealer;

           (iii)the Final Dealer shall purchase the Notes at the Final Price assuming the Note Yield and the Adjusted Coupon (defined below);

           (iv)the Calculation Agent shall calculate and provide to the Company the "Adjusted Coupon", which shall be the semi-annual bond equivalent fixed coupon rate on the Notes required to produce a semi-annual bond equivalent yield on the Notes equal to the sum of the Designated Treasury Yield and the Spread given a purchase price of 100% plus the Premium and assuming redemption of the Notes at par in two years; and

           (v) the Interest Rate on the Notes shall be adjusted and shall equal, effective from and including the applicable Put Date, to but excluding the next Put Date or Final Maturity Date, the Adjusted Coupon, payable semi-annually each April 15 and October 15.

     If the Calculation Agent determines that (i) a Market Disruption Event (as defined below) has occurred or (ii) two or more of the Reference Dealers have failed to provide indicative or firm bids or offers in a timely manner substantially as provided above, the steps contemplated above shall be delayed until the next trading day on which there is no Market Disruption Event and no such failure by two or more Reference Dealers. "Market Disruption Event" shall mean any of the following: (i) a suspension or material limitation in trading in securities generally on the New York Stock Exchange or the establishment of minimum prices on such exchange; (ii) a general moratorium on commercial banking activities declared by either federal or New York State authorities; (iii) any material adverse change in the existing financial, political or economic conditions in the United States of America; (iv) an outbreak or escalation of major hostilities involving the United States of America or the declaration of a national emergency or war by the United States of America; or (v) any material disruption of the U.S. government securities market, U.S. corporate bond market and/or U.S. federal wire system.

U.S. FEDERAL INCOME TAX CONSIDERATIONS

     PROSPECTIVE PURCHASERS OF NOTES SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE UNITED STATES FEDERAL INCOME TAX AND ANY OTHER TAX TREATMENT OF THE NOTES.

     The following summary of the principal United States federal income tax consequences of ownership of the Notes deals only with a Note held as a capital asset by an initial purchaser who or that is a U.S. Holder (as defined in the Prospectus Supplement). It does not discuss the rules that may apply to special classes of holders such as life insurance companies, tax-exempt organizations, banks, dealers in securities, currencies or commodities, persons that hold Notes as a hedge or hedges against interest rate risks or that are part of a straddle or conversion transaction, or persons whose functional currency is not the U.S. dollar. The summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, existing and proposed regulations thereunder, published rulings and court decisions, all as in effect on the date hereof and all subject to change at any time, perhaps with retroactive effect.

     The Notes will be subject to the special rules, set out in Treasury Regulations (the "Regulations"), governing contingent payment debt obligations. Under the Regulations, a U.S. Holder will be required annually to include interest in income in respect of the Notes determined by reference to (i) the annual yield the Company would pay, as of the Original Issue Date, on a fixed rate note with no contingent payments, but with terms and conditions otherwise comparable to those of the Notes (the "comparable yield") and (ii) a "projected payment schedule" constructed for the Notes (as described below). Using this comparable yield and the projected payment schedule, rules are applied that are similar to the rules that apply for accruing original issue discount on a noncontingent debt instrument with that yield.

     In certain taxable years, these rules will have the effect of requiring U.S. Holders to include interest in income related to the Notes prior to, and in excess of, the receipt of cash attributable to such income.

     More specifically, the amount of interest includable in income for a taxable year by a U.S. Holder will be the sum of the "daily portions" of interest with respect to the Note for each day during the taxable year or portion of the taxable year during which the U.S. Holder owns the Note. The "daily portion" is determined by allocating to each day in any "accrual period" a pro rata portion of the interest allocable to the accrual period. The accrual period may be any length selected by a U.S. Holder and may vary over the term of the Note so long as no accrual period is longer than one year.

     The amount of interest allocable to an accrual period and includable in income is the product of the Note's "adjusted issue price" at the beginning of such accrual period and the comparable yield (adjusted for the length of the accrual period) described above. The "adjusted issue price" of the Note at the start of any accrual period is the sum of the issue price of such Note plus the accrued interest for each prior accrual period less any projected payments of interest deemed received for the prior accrual period, determined in the manner described below.

     The amount of interest deemed received in any accrual period is based on a "projected payment schedule" for the Notes, which the Company will construct. The "projected payment schedule" is a hypothetical schedule for payments on the Notes as of the issue date that would, if paid in the assumed amounts at the assumed times, produce the comparable yield over the life of the Notes (as described above). To construct the projected payment schedule, the Company will use the actual amounts and timing of payments that are known as of the issue date. Projections of payments that are to be determined based upon the reset mechanism will be based upon forward interest rates and similar market-based information.

     U.S. Holders are required to compute the difference between the actual payments made on the Notes during a taxable year and the projected payments for the year. If the actual payments made during the year exceed the projected payments, the excess is added to the interest allocated to the accrual period as computed using the comparable yield (described above). If the actual payments are less than the projected payments, the difference first reduces the amount of interest otherwise taken into account for the year computed using the comparable yield, and any excess (the "excess negative adjustment") is treated as an ordinary loss for the U.S. Holder to the extent of the interest that was included in respect of the instrument in prior taxable years (as reduced by previous negative adjustments). Any remaining excess negative adjustment is carried forward and treated as a negative adjustment for the succeeding taxable year. Any excess negative adjustment carry forward not ultimately used to offset future interest accruals effectively reduces the amount of gain, or increases the amount of loss, realized at maturity or earlier redemption of the Notes.

     The Company's comparable yield and projected payment schedule will be available from the Corporate Finance Department of the Company (Mail address: P.O. Box 1113, Minneapolis, MN 55440; via facsimile transmission 612-540-7384). A U.S. Holder is required to use the comparable yield and projected payment schedule determined by the Company in determining its interest accruals in respect of the Notes, unless such U.S. Holder timely discloses and justifies on its federal income tax return the use of a different comparable yield and projected payment schedule to the Internal Revenue Service.

     THE COMPARABLE YIELD AND PROJECTED PAYMENT SCHEDULE IS NOT PROVIDED FOR ANY PURPOSE OTHER THAN THE DETERMINATION OF A U.S. HOLDER'S INTEREST ACCRUALS IN RESPECT OF THE NOTES, AND THE COMPANY MAKES NO REPRESENTATION REGARDING THE ACTUAL AMOUNT OF PAYMENTS WITH RESPECT TO THE NOTES, WHICH MAY BE LESS THAN THE PROJECTED PAYMENTS.

     Gain or loss at maturity upon sale or exchange, or earlier redemption of the Notes will be determined by the difference, if any, between the amount received by the U.S. Holder at such time and the projected amount of such payment under the projected payment schedule. Any gain recognized by a U.S. Holder at maturity, or upon sale or exchange, will be treated as interest income, and any loss recognized by a U.S. Holder will be treated as ordinary loss to the extent of the U.S. Holder's prior interest inclusions (reduced by prior ordinary losses attributable to net negative differences between actual contingent payments and projections of such payments), and thereafter generally as capital loss.

     In general, information reporting requirements will apply to all payments in respect of a Note made within the United States to a non-corporate U.S. Holder and "backup withholding" at a rate of 31% will apply to such payments if the U.S. Holder fails to provide an accurate taxpayer identification number or is notified by the Internal Revenue Service that it has failed to report all interest and dividends required to be shown on its federal income tax returns.


                     MORGAN STANLEY & CO. INCORPORATED


                               NORTH CAROLINA

     The Commissioner of Insurance of the State of North Carolina has not approved or disapproved this offering nor has the Commissioner passed upon the accuracy or adequacy of this Prospectus.